

February 10, 2021

John Lawrence Furlong
Chief Executive Officer
Independence Holdings Corp.
277 Park Avenue
29th Floor, Suite B
New York, NY 10172

> **Re: Independence Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 14, 2021**
> **CIK No. 0001837393**

Dear Mr. Furlong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed January 14, 2021

Summary
Our Acquisition Process, page 13

1. We note your disclosure regarding an opinion from an independent investment banking firm that is a member of FINRA or another independent entity that commonly renders valuation opinions regarding the fairness of a transaction with an affiliate. Please revise your disclosure throughout your filing to clarify the circumstances in which you will obtain such an opinion. For example, on page 39, you state that you "may" obtain an opinion, on page 113 you state that you "will" obtain an opinion, and on page 13 you state that you will obtain an opinion "if required by applicable law or based upon the decision

of our board of directors or a committee thereof." Similarly, your disclosure is not consistent throughout your filing as to the nature of the affiliated transaction that would require such an opinion. Please revise. In addition, please clarify your statement on page 13 that the opinion will relate to "the satisfaction of such criteria."

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Douglas S. Ellenoff